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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For July 13, 2005

Commission file number:   000-50376

Northern Canadian Minerals Inc.

 (Translation of registrant’s name into English)

1304 – 925 West Georgia St., Vancouver, B.C.   V6C 3L2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X     Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  Yes           No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  Yes           No     X

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes            No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Northern Canadian Minerals Inc.

(Registrant)

“Peeyush Varshney”

Date:   July 13, 2005

____________________________________

Peeyush Varshney, Corporate Secretary

This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

Northern Canadian Minerals Inc.

Cathedral Place

Suite 1304 - 925 West Georgia St.

Vancouver, BC V6C 3L2

(604) 684-2181

Item 2.

Date of Material Change

July 13, 2005

Item 3.

Press Release

Issued on July 13, 2005, at Vancouver, BC Canada and distributed to the TSX Venture Exchange, Market News and Vancouver Stockwatch.

Item 4.

Summary of Material Change

Northern Canadian Minerals Inc. issues this news release to provide clarification about certain statements made in the Company's July 12, 2005 news release.

Item 5.

Full Description of Material Change

Please see attached press release.

Item 6.

Reliance on Section 85(2) of the Act

N/A

Item 7.

Omitted Information

None

Item 8.

Senior Officers/Directors

The following senior officers/directors of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Hari Varshney

Peeyush K. Varshney

President and Director

Secretary and Director

Suite 1304 - 925 West Georgia St.

Suite 1304 - 925 West Georgia St.

Vancouver, BC

Vancouver, BC

V6C 3L2

V6C 3L2

(604) 684-2181

(604) 684-2181

Item 9.

Statement of Senior Officer/Director

The foregoing accurately discloses the material change referred to herein.

Dated this 13th day of July 2005.	"Peeyush K. Varshney"
Peeyush K. Varshney
Name Secretary and Director
Position / Title Vancouver, B.C.
Place of Declaration

NORTHERN CANADIAN MINERALS INC.

FOR IMMEDIATE RELEASE

July 13 2005

Contact:

Investor Relations

(No.2005-07-02)

Phone (604) 684-2181

info@varshneycapital.com

Northern Canadian Clarifies July 12, 2005 News Release

Vancouver, British Columbia, July 13, 2005 - Northern Canadian Minerals Inc. (TSX-V - NCA) (the "Company") issues this news release to provide clarification about certain statements made in the Company's July 12, 2005 news release.

The Company is acquiring an interest in the Snowshoe, Harrison Peninsula and Pow Bay mineral claims are located on Wollaston Lake in northern Saskatchewan at the eastern extremity of the Athabasca Basin.  The Company has staked two additional claims in the area of mutual interest which will be included in the property package (the Saskatchewan properties collectively referred to as the "Athabasca Properties").

The Athabasca Properties cover 22,162 hectares adjoining property held by Cameco Corp.  The property held by Cameco covers five economic deposits of uranium, four of which are past producers (Rabbit Lake mine and Collins Bay A, B and D) and one that is in current production (Eagle Point mine).  The Company has no interest in the properties held by Cameco Corp. and the discussion in the Company's July 12. 2005 news release about the Cameco properties and its current or past producing mines was for information only and is not necessarily indicative of the mineralization on the Company's property.

The Company intends to focus its exploration activities on the Athabasca Properties.  The Consulting Engineer considers the geology of the Snowshoe, Harrison Peninsula and Pow Bay mineral claims favorable for "unconformity-type" uranium mineralization.  The Consulting Engineer recommends a complete detailed study of all prior assessment data, provision for possible ground (ice) geophysical surveys and a program of diamond drilling commencing with a test of two target areas and refinement of drill hole layout as necessary.  Some of this work could commence as early as December 2005, with the drilling ideally commencing in mid-January 2006.  The completion of the recommended work program is subject to financing.

J.S. Kermeen, M.Sc., P.Eng., Consulting Geological Engineer (the "Consulting Engineer") is responsible for the foregoing information about Company's Saskatchewan properties.  He is a Qualified Person as defined in National Instrument 43-101.

Mr. Peeyush Varshney, the Company's President, stated "We decided to diversify the Company's asset base and have been searching for opportunities in the uranium sector for some time.  We are excited about this acquisition.  Earlier in the year, uranium producers experienced a market correction, however we feel they have now emerged from that correction and are entering a renewed growth period.  We believe that the demand for uranium is going to rise and will outpace existing stockpiles and sources of supply, such that any new discoveries will merit strong attention.  A recent (July 4, 2005) article in the Globe & Mail relating to growing Chinese demand for uranium stated that according to a report by the Asia Pacific Foundation of Canada, industry experts are forecasting a global uranium shortage of 45,000 tonnes over the next decade."

ON BEHALF OF THE BOARD OF DIRECTORS

NORTHERN CANADIAN MINERALS INC.

"Peeyush Varshney"

Peeyush Varshney
President